September 14, 2006
VIA EDGAR AND HAND DELIVERY
James Allegretto
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Levi Strauss & Co. Form 10-K for Fiscal Year Ended November 27, 2005 Form 10-Q for Fiscal Quarter Ended May 28, 2006 Filed February 14, 2006 and July 11, 2006 File No. 2-90139
Dear Mr. Allegretto:
I am writing in reference to the Staff’s comment letter dated August 29, 2006 with respect to the Securities and Exchange Commission’s review of the above-referenced filings of Levi Strauss & Co. (the “Company”).
Set forth below are the Company’s responses to the comment letter. For your convenience, the text of the Staff’s comments has been included in this letter and the numbers below correspond to the numbered paragraphs in the comment letter.
In connection with responding to the Staff’s comments, the Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings under the Securities Exchange Act of 1934; the Staff’s comments and the changes to the disclosure in the Company’s filings in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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Form 10-K for Fiscal Year Ended November 27, 2005
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28
Liquidity and Capital Resources, page 50
1.     In future filings please include interest payments in the table of contractual and long-term liabilities. To the extent that interest rates are variable and unknown, consider developing an appropriate methodology to estimate such payments. One possible methodology is to apply the current applicable interest rate to determine the amount of future payments. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. If you choose not to include variable rate interest payments in the table, you should

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include a discussion of the related cash requirements in a footnote to the table. Refer to Item 303(a)(5) of Regulation S-K and footnote 46 to SEC Release No. 33-8350 — Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.
     Response: Commencing with its Annual Report on Form 10-K for the fiscal year ending November 26, 2006, and in all subsequent annual reports, the Company will include interest payments (including an estimate of variable rate interest payments) in its table of contractual and long-term liabilities.
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Notes to Consolidated Financial Statements, page 69
Note 1: Significant Accounting Policies, page 69
Revenue Recognition, page 70
2.     In future filings, please disclose information related to your allowance for estimated sales returns, discounts and retailer promotions and incentives in Schedule II — Valuation and Qualifying Accounts. Alternatively, you may disclose the information in the notes to the financial statements. See Rules 5-04 and 12-09 of Regulation S-X.
     Response: Commencing with its Annual Report on Form 10-K for the fiscal year ending November 26, 2006, and in all subsequent annual reports, the Company will include the requested information in its Schedule II — Valuation and Qualifying Accounts.
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Note 18: Business Segment Information, page 116
3.     We note that you group products into broad product categories like men’s jeans, women’s tops and men’s jackets. Please tell us whether revenues from product categories are reported in the financial information used to produce your general purpose financial statements. If so, please report revenues for each product category for each of the years presented in future filings.
     Response: The Company advises as follows: (i) the Company’s chief operating decision maker does not receive product category information on a consolidated basis; (ii) the Company’s general purpose financial statements report financial information on a consolidated basis and for each of its five business segments, and do not report revenues from product categories such as men’s jeans or women’s tops; and (iii) the Company’s consolidation system, which it uses to prepare its general purpose financial statements, does not contain enterprise-wide product or product category information.
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Controls and Procedures, page 120
4.     We note that the conclusion of your principal executive and financial officers regarding the effectiveness of your disclosure controls and procedures includes a partial definition of

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disclosure controls and procedures. When you include a definition of controls and procedures in the conclusion of your principal executive and financial officers regarding the effectiveness of your disclosure controls and procedures it should encompass the entire definition in Exchange Act Rules 13a-15(e) and 15(d)-15(e). In future filings, please revise to also state that your disclosure controls and procedures are effective to ensure that the information required to be disclosed by you in the reports you file or submit under the Act is accumulated and communicated to management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.
     Response: Commencing with its Quarterly Report on Form 10-Q for the quarter ended August 27, 2006, which report the Company intends to file with the Commission on or about October 10, 2006, and in all subsequent filings as required, the Company intends to revise the disclosure to add the following sentence at the end of the first paragraph of Item 4:
“Our disclosure controls and procedures are designed to ensure that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.”
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5.     Please confirm to us that there were no changes in your internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please refer to Item 308(c) of Regulation S-K. Please include this disclosure in your future filings.
     Response: The Company confirms there were no changes in its internal control over financial reporting that occurred during the last fiscal quarter of its fiscal year ended November 27, 2005 or for the fiscal quarters ended February 26, 2006 and May 28, 2006 that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting. Commencing with its Quarterly Report on Form 10-Q for the quarter ended August 27, 2006, which report the Company intends to file with the Commission on or about October 10, 2006, and in all subsequent filings as required, the Company will provide appropriate disclosure under Item 308(c) of Regulation S-K.
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Form 10-Q for Fiscal Quarter Ended May 28, 2006
6.     Please address the comments above in your Forms 10-Q as well.
     Response: Commencing with its Quarterly Report on Form 10-Q for the quarter ended August 27, 2006, which report the Company intends to file with the Commission on or about October 10, 2006, and in all subsequent Quarterly Reports on Form 10-Q, the Company will address comments 4 and 5, which are the only comments the Company believes are applicable to its interim reporting.
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Thank you for your assistance in this matter. If you have any questions or require additional information with respect to any of the matters discussed in this letter, please call the undersigned at (415) 501-2198.

Very truly yours, LEVI STRAUSS & CO.
By:	/s/ Hans Ploos van Amstel
Hans Ploos van Amstel
Senior Vice President and Chief Financial Officer

cc:	Anthony Watson, Staff Accountant, Securities and Exchange Commission
William Thompson, Securities and Exchange Commission
Hilary K. Krane, Senior Vice President and General Counsel, Levi Strauss & Co.
Jay A. Mitchell, Global Finance and Governance Counsel, Levi Strauss & Co.
Mark K. Hyland, Shearman & Sterling LLP
John D. Wilson, Shearman & Sterling LLP